Exhibit 99.2

Qunar Cayman Islands Limited

(the “Company”)

Notice of Annual General Meeting of the Company

to be held on February 12, 2015

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the 2015 Annual General Meeting of the Company (the “AGM”) will be held at the offices of Qunar Cayman Islands Limited at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China, on the 12th day of February, 2015 at 2:00 pm Beijing time for the purpose of considering and, if thought fit, passing and approving the following resolution:

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT Section 4(a) of the Amended and Restated 2007 Share Plan, which was last amended on September 24, 2013, is hereby amended to read as follows:

(a) Basic Limitation. Subject to Subsection (b) below and Section 8, the maximum number of Shares that may be issued under the Plan is 36,352,134 as of September 24,2013, and shall increase (i) on January 1, 2014 by 1.5% of the Company’s then total outstanding Shares, (ii) on January 1 of each of 2015, 2016 and 2017 by 2.65% of the then outstanding Shares, and (iii) on January 1 of each year starting 2018 for the remainder of the term of the Plan by 1.5% of the then outstanding Shares. All of these Shares may be issued upon the exercise of ISOs. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient authorized but unissued Shares to satisfy the requirements of the Plan.”

The Board of Directors of the Company (the “Board”) has fixed the close of business on January 12, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

The Board approved the foregoing amendments to the Amended and Restated 2007 Share Plan on November 25, 2014, and authorized the officers to prepare the amendments in consultation with counsel and present to the shareholders for approval at the AGM. The Board recommends the shareholders to vote FOR the resolution.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to three votes, and each Class B ordinary share is entitled to one vote. Shares underlying the Company’s American depositary shares (“ADSs”) are Class B ordinary shares.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of ADSs who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Holders of record of the Company’s Class A and Class B ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.qunar.com, or by contacting IR Department, Qunar Cayman Islands Limited, 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China, 100080, telephone: +86-10-5760-3000, email: ir@qunar.com.

By order of the Board

/s/ Chenchao (CC) Zhuang
Director
Dated: 12th day of January, 2015

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1                                         A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2                                         Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3                                         A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China, or send copies of the foregoing by email to qi.guo@qunar.com, in each case marked for the attention of Qi Guo, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4                                         If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5                                         On a poll, a shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6                                         The quorum for the AGM is one or more shareholders holding in aggregate more than one-half (50%) of the Company’s total voting power represented by issued and outstanding voting shares which carry the right to attend and vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy and entitled to vote.